Goldman Sachs ETF Trust | 200 West Street | New York, NY 10282-2198

October 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
210	8/16/2019	485APOS	0001193125-19-223580
219	10/29/2019	485BXT	0001193125-19-277464
223	11/27/2019	485BXT	0001193125-19-302238
225	12/18/2019	485BXT	0001193125-19-317460
234	1/16/2020	485BXT	0001193125-20-008607
247	2/13/2020	485BXT	0001193125-20-035126
252	3/12/2020	485BXT	0001193125-20-071290
258	4/9/2020	485BXT	0001683863-20-002724
264	5/7/2020	485BXT	0001193125-20-135916
270	6/4/2020	485BXT	0001193125-20-160433
272	6/11/2020	485BXT	0001193125-20-166694

275	6/18/2020	485BXT	0001193125-20-172129
277	6/25/2020	485BXT	0001193125-20-178871
279	7/1/2020	485BXT	0001193125-20-185281
280	7/2/2020	485BXT	0001193125-20-186384
287	7/30/2020	485BXT	0001193125-20-203582
291	8/27/2020	485BXT	0001193125-20-232339
295	9/24/2020	485BXT	0001193125-20-252928
299	10/22/2020	485BXT	0001193125-20-274121
303	11/19/2020	485BXT	0001193125-20-298151
306	12/17/2020	485BXT	0001193125-20-319992
313	1/14/2021	485BXT	0001193125-21-008721
317	2/11/2021	485BXT	0001193125-21-038724
321	3/11/2021	485BXT	0001193125-21-077421
325	4/8/2021	485BXT	0001193125-21-110030
333	5/6/2021	485BXT	0001193125-21-153197
340	6/3/2021	485BXT	0001193125-21-181112
360	7/1/2021	485BXT	0001193125-21-205895
372	7/29/2021	485BXT	0001193125-21-228953
383	8/26/2021	485BXT	0001193125-21-257399
390	9/23/2021	485BXT	0001193125-21-280622
396	10/21/2021	485BXT	0001193125-21-303842
409	11/18/2021	485BXT	0001193125-21-333910
418	12/16/2021	485BXT	0001193125-21-359261
426	1/13/2022	485BXT	0001193125-22-008615
431	2/10/2022	485BXT	0001193125-22-034086
434	3/10/2022	485BXT	0001193125-22-071756

437	4/7/2022	485BXT	0001193125-22-098736
440	5/5/2022	485BXT	0001193125-22-142031
443	6/2/2022	485BXT	0001193125-22-166097
446	6/30/2022	485BXT	0001193125-22-186095
454	7/28/2022	485BXT	0001193125-22-204795
457	8/25/2022	485BXT	0001193125-22-229872
461	9/22/2022	485BXT	0001193125-22-249019
469	10/20/2022	485BXT	0001193125-22-265871
476	11/17/2022	485BXT	0001193125-22-287525
489	12/15/2022	485BXT	0001193125-22-305850
501	1/12/2023	485BXT	0001193125-23-007117
508	2/9/2023	485BXT	0001193125-23-029856
516	3/9/2023	485BXT	0001193125-23-065930
524	4/5/2023	485BXT	0001193125-23-091893
534	5/4/2023	485BXT	0001193125-23-135584
542	6/1/2023	485BXT	0001193125-23-158787
554	6/29/2023	485BXT	0001193125-23-178351
562	7/27/2023	485BXT	0001193125-23-196000
572	8/24/2023	485BXT	0001193125-23-219821
581	9/21/2023	485BXT	0001193125-23-239516

These Post-Effective Amendments relate to a series of the Trust, Goldman Sachs Access Total Bond Market ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Robert Griffith

Robert Griffith
Secretary